Exhibit 21

SUBSIDIARIES OF HARRELL HOSPITALITY GROUP, INC

The subidiaries of the Company as of September 30, 2003 are as follows:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Harrell Hotels Europe, Ltd	United Kingdom
Hotel Management Group, Inc.	Texas
Harrell Hospitality Group California, Inc.	California
Hotel Management Group Tennessee, Inc.	Tennessee
Hotel Management Group Oklahoma, Inc.	Oklahoma
Harrell Hospitality Group Texas, Inc.	Texas
H M Group Alabama, Inc.	Alabama